Exhibit 99.2

PERION NETWORK LTD. 1 AZRIELI CENTER, BUILDING A, 4TH FLOOR 26 HAROKMIM STREET HOLON, ISRAEL 5885849
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
PERION NETWORK LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" ALL THE PROPOSALS.
				For	Against	Abstain

1a.
To approve the re-election of Ms. Michal Drayman to serve as a director of the Company until the third annual general meeting of shareholders of the Company following this meeting or her earlier resignation or removal, as applicable;
				☐	☐	☐

1b.
To approve the re-election of Mr. Rami Schwartz to serve as a director of the Company until the third annual general meeting of shareholders of the Company following this meeting or his earlier resignation or removal, as applicable
				☐	☐	☐

2.		To approve the amendments of our compensation policy for directors and officers;		☐	☐	☐

3.		To approve amendments to the equity-based compensation terms of the Company’s non-executive directors;		☐	☐	☐

4.		To approve amendments to the terms of employment of the Company’s Chief Executive Officer, Mr. Tal Jacobson;		☐	☐	☐

5.
To appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2024, and until the next annual general meeting of shareholders, and that the board of directors of the Company, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.
				☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you DO NOT have a personal interest in Proposal 2 or Proposal 3, as applicable, and that you are NOT a controlling shareholder under the Companies Law (an “Interested Shareholder”). If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for approval and adoption of Proposal 2 or Proposal 3, in the event Proposal 2 is not approved, as applicable).

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Perion Network Ltd. (the “Company”), hereby nominate, constitute and appoint each of Mr. Maoz Sigron, Chief Operating Officer of the Company, Mr. Elad Tzubery, Chief Financial Officer of the Company, and Ms. Yael Shofar, SVP Legal and General Counsel of the Company, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.03 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Monday, September 30, 2024, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated August 26, 2024, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Tuesday, September 3, 2024, the record date fixed by the board of directors of the Company for such purpose.

Important Note: By executing this proxy card, the undersigned shareholder is confirming that he, she or it does not have a conflict of interest (i.e., the undersigned is not an Interested Shareholder) in the approval of Proposal 2, and Proposal 3 in the event Proposal 2 is not approved, as applicable, and can be counted towards or against the majority required for approval of such proposals. If you have such a conflict of interest in the approval of Proposal 2, and Proposal 3 in the event Proposal 2 is not approved, as applicable, please notify Ms. Yael Shofar, SVP Legal and General Counsel of the Company at c/o Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, telephone: +972-54-7876785 or by email (yaels@perion.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

(Continued and to be signed on the reverse side)